U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                                   SHAVA, INC.
                 (Name of Small Business Issuer in its Charter)

              NEVADA                                       94-3391035
(State or other jurisdiction of                            (I.R.S.  Employer
 Incorporation or organization)                            Identification No.)

1000 G STREET, 2ND FLOOR
SACRAMENTO, CA 95814                                       95814
(Address of Principal Executive Office)                    (Zip Code)


                                 (916) 321-4427
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      NONE


           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of Class)

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                                     PART I
ITEM 1. BUSINESS.

     Shava, Inc. (the "Company" or "Registrant") was incorporated under the laws of the State of Nevada on March 6, 2001. The Company was formed to engage in any lawful corporate undertaking, including, without limitation, mergers and acquisitions with companies selected by the management of the Company for such business opportunities. In analyzing prospective business opportunities, management of the Company may consider such matters as: the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

     The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange, or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities. The Company may use one or more consultants to assist in the process of locating a target company. The Company currently has no relationships with any such consultants, and the management of the Company has not recommended a particular consultant to be hired by the Company for such purposes. If the Company decides to use one or more consultants, such consultants will be selected at the discretion of the management of the Company taking into account such criteria as experience in the area of locating
companies  as  targets  for  mergers,   and  past  record  of  success  in  such
transactions.

     At this time, neither William F. Webster (as a director, sole officer, and shareholder of the Company) nor Todd Tkachuk (as the other director of the Company), nor any of their affiliates or associates have had any preliminary contact or discussions with, and there are no present plans, proposals or arrangements or understandings with, any representatives of any business or company regarding the possibility of an acquisition or merger transaction as contemplated in this prospectus. Furthermore, currently there are no preliminary agreements or understandings between the Company and any of its affiliates, or any lending institution, with respect to any loan agreements. Currently the Company's management has no plans to seek debt financing in carrying out its business plan.

     ASPECTS OF A REPORTING COMPANY

     There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

     *    increased visibility in the financial community;
     * provision of information required under Rule 144 for trading of eligible securities;

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     *    compliance  with a  requirement  for admission to quotation on the OTC
          Bulletin Board maintained by Nasdaq or on the Nasdaq Small Cap Market;
     *    the facilitation of borrowing from financial institutions;
     *    improved trading efficiency and shareholder liquidity;
     *    greater ease in subsequently raising of capital;
     * compensation of key employees through stock options for which there may be a market valuation; and
     *    enhanced corporate image.

     There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

     *    requirement for audited financial statements;
     *    required publication of corporate information;
     * required filings of periodic and episodic reports with the Securities and Exchange Commission; and
     *    increased  rules  and  regulations  governing  management,   corporate
          activities and shareholder relations.

     COMPARISON WITH INITIAL PUBLIC OFFERING

     Certain private companies may find a business combination more attractive than an initial public offering of their securities. Reasons for this may include the following:

     *    inability to obtain underwriter;
     *    possible larger costs, fees and expenses;
     *    possible delays in the public offering process; and
     *    greater dilution of their outstanding securities.

     Certain private companies may find a business combination less attractive than an initial public offering of their securities. Reasons for this may include the following:

     *    no investment capital raised through a business combination; and
     *    no underwriter support of after-market trading.

     POTENTIAL TARGET COMPANIES

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

     * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
     * a company which is unable to find an underwriter for its securities or is unable to find an underwriter of securities on terms acceptable to it;
     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
     * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
     * a foreign company which may wish an initial entry into the United States securities market;

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     *    a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; or
     * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or make any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

     William F. Webster, the sole officer and a director of the Company, and Todd Tkachuk, also a director of the Company, constitute all of the officers and directors of the Company. The Company has no employees, nor are there any persons other than Mr. Webster and Mr. Tkachuk who will devote any of their time to managing the Company. All references herein to management of the Company are to Mr. Webster and Mr. Tkachuk. The inability at any time of the management to devote sufficient attention to the Company could have a material adverse impact on its operations.

     GLOSSARY

"BLANK CHECK" COMPANY. As used herein, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

BUSINESS   COMBINATION.   Normally  a  merger,   stock-for-stock   exchange   or
stock-for-assets exchange between a target company and the Registrant or the shareholder of the Registrant.

EXCHANGE ACT. The Securities Exchange Act of 1934, as amended.

SECURITIES ACT. The Securities Act of 1933, as amended.

     RISK FACTORS

     The Company's business is subject to numerous risk factors. The principal risk factors are set forth below.

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     THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE,  AND MINIMAL ASSETS,  AND
OPERATES AT A LOSS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S:"FINANCIAL STATEMENTS". There is no assurance that the Company will ever be profitable.

     THE COMPANY'S MANAGEMENT WILL DEVOTE LIMITED TIME TO THE COMAPNY. The Company's president, secretary, and chief financial officer is William F. Webster, who is also a director. The Company's other director is Todd Tkachuk. Because management consists of only two persons, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and two directors when selecting a target company. Mr. Webster and Mr. Tkachuk anticipate devoting only a limited amount of time per month to the business of the Company, and they do not anticipate commencing any services until after the effective date of the registration statement. Neither Mr. Webster nor Mr. Tkachuk has entered into a written employment agreement with the Company, and they are not expected to do so. The Company has not obtained key man life insurance on Mr. Webster or Mr. Tkachuk. The loss of the services of Mr. Webster or Mr. Tkachuk would adversely affect development of the Company's business and its likelihood of continuing operations.

     CONFLICTS OF INTEREST. Mr. Webster, the Company's sole officer and a director, and Mr. Tkachuk, the other director, participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The terms of a business combination may include such terms as Mr. Webster remaining a director or officer of the Company, or Mr. Tkachuk remaining a director of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Webster for the purchase or retirement of all or part of his common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Webster would directly benefit from such employment or payment. Such benefits may influence Mr. Webster's choice of a target company. The Articles of Incorporation of the Company provide that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

     THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

     PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities

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and Exchange  Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Small Cap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be
paid,   current  quotation  and  investors'  rights  and  remedies,   a  special
suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

     THERE IS A SCARCITY OF, AND COMPETITION FOR, BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, and acquisitions of, business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR A BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to

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engage in a  transaction  with the  business  entity.  This risk  increases  the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

     LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of any such business combination agreement, William F. Webster and Kathy Tkachuk, the shareholders of the Company, may agree to sell or transfer all or a portion of their common stock to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and directors of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. There can be no assurance that a business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2. PLAN OF OPERATION

     MANAGEMENT OF THE COMPANY

     The Company has no full time employees. William F. Webster is the president, chief financial officer, and secretary of the Company, and a director. Todd Tkachuk is the other director. Mr. Webster is also a shareholder of the Company. Kathy Tkachuk, who is Todd Tkachuk's spouse, is the only other shareholder. Mr. Webster, as the sole officer of the Company, has agreed to allocate a limited portion of

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his time to the  activities  of the  Company  after  the  effective  date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Webster and potential demands of the Company's activities.

     The amount of time spent by Mr. Webster on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Webster will actually be required to spend to locate a suitable target company. Mr. Webster estimates that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months, but such figure cannot be stated with precision. Mr. Webster does not anticipate performing any services on behalf of the Company until after the effective date of the registration statement.

     GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, combine with a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company (of which there is currently only one) because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company anticipates that its search for a target company with which to merge will be conducted by using the services of companies and individuals specializing in the offer and sale of public shells as finders for a target for the Company. The Company has begun discussions with several such companies and individuals, but no formal relationships have been established, and no agreements with such companies and individuals have been entered into. The Company anticipates that it may contact several such companies and individuals, and may pay finders fees of up to 10% of the price paid by the target company for a controlling interest in the Company. The Company anticipates that any such finder's fees will be paid in cash, although the Company reserves the right to pay such finder's fees by the issuance of its securities.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. What the Company anticipates it will provide to owners of

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acquisition  candidates,  however,  is a  controlling  ownership  interest  in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as: the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Company will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of, or within 60 days following the due date for filing of, its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Following a business combination, the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

     TERMS OF A BUSINESS COMBINATION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and directors will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors. It is not anticipated that the payment of compensation to, or continued employment of, Mr. Webster or Mr. Tkachuk (the Company's directors and officer) will be a selection criterion for a target company.

     It is anticipated that any securities issued in any such business combination would be issued in reliance upon an exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and therefore will attempt to structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

     With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholder will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will pay its own expenses in regard to its search for a suitable target company, but these are expected to be minimal. Mr. Webster, the sole officer and one of two directors of the Company, and Mr. Tkachuk, the other director of the Company, will provide services to the Company without compensation until a business combination is found. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. In the event that the Company's expenses exceed its resources, the Company may seek alternative sources of funds or services, either through loans or through the issuance of its securities.

     It is not expected that Mr. Webster or Mr. Tkachuk will receive any sort of finder's fee or other acquisition related compensation other than any purchase price for any shares sold by Mr. Webster to the target company as part of an acquisition of the Company by the target company.

     UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

     As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include: (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act; (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S; and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

     A prospective target company should be aware that the market price and trading volume of the Company's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in the Company's securities following a business combination in deciding whether to enter into a transaction with such company.

     A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has, or that it has a reasonable belief that it will have, sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

     Prior to completion of a business combination, the Company may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

     COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     EFFECT OF CHANGES IN ACCOUNTING STANDARDS

     The SEC's Staff Accounting Bulletin No. 74 (SAB Topic 11:M) requires registrants to disclose the nature and expected effects of recently issued accounting standards.

     Statement of Financial Accounting Standards No. 133 (SFAS 133) was issued by the Financial Accounting Standards Board (FASB) in June 1998. SFAS establishes a comprehensive accounting and reporting standard for derivative instruments and hedging activities, and is applicable to fiscal years ending after June 15, 2000. The implementation of SFAS 133 is expected to have no impact on the Company since, as of the date of this registration statement, the Company has not issued, and has no plans to issued, any derivative securities, and has not engaged in, and has no plans to engage in, any hedging activities.

     Staff Accounting Bulletin No. 101 (SAB 101) was published by the SEC staff on December 3, 1999 to provide guidance with respect to the recognition, presentation and disclosure of revenue in financial statements. SAB 101 draws on the existing accounting rules and explains how the staff applies those rules, by analogy, to transactions that the accounting literature does not otherwise address specifically. SAB 101 does this by presenting a series of hypothetical fact patterns and issues, and then presenting the SEC staff's interpretive response to those facts and issues. SAB 101 appears to have little or no relevance to the Company since, as of the date of this registration statement, the Company has had no revenue from operations and does not anticipate having revenue from operations.

     The Company knows of no other recent accounting pronouncements which would materially affect its financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of William F. Webster, an officer and director of the Company, located in Sacramento, California, as its principal place of business. The Company uses these offices at no cost to the Company. Mr. Webster has agreed to continue this arrangement until the Company completes a business combination.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, and all directors and officers of the Company as a group.

                                            Amount of
Name and Address                            Beneficial                Percentage
of Beneficial Owner                         Ownership                 of Class
-------------------                         ---------                 --------

William F. Webster                          1,000,000                 50%
1000 G Street, 2nd Floor
Sacramento, California 95814
(Mr. Webster is an officer and
director of the Company)

Kathy E. Tkachuk                            1,000,000                  50%
3845 Atherton Road, Suite 9
Rocklin, California 95765
(Ms. Tkachuk is neither an officer
nor director of the Company)

All Executive Officers and                  1,000,000                  50%
Directors as a Group (1 Person)

     The Company currently has no non-voting securities or other securities outstanding.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company's directors and executive officers are as follows:

          Name                      Age         Positions and Offices Held
          ----                      ---         --------------------------

          William F. Webster        41          President, Secretary, Chief
                                                Financial Officer, and Director

          Todd N. Tkachuk  40                   Director

     William F. Webster is the president, secretary, chief financial officer, and a director of the Company. Mr. Webster is a sole practitioner attorney in Sacramento, California. A graduate of the University of California at Santa Barbara (B. A., 1981) and the University of California, Hastings College of the Law (J. D., 1989), where he was an associate editor of the Hastings Law Journal, Mr. Webster has represented privately held businesses and publicly held corporations in the areas of securities and corporate finance, mergers and acquisitions, and entity formation and reorganization. He has been an associate at several law firms, and has been a sole practitioner since November of 1996. Mr. Webster has published numerous articles on business law topics in journals and periodicals, and is the author of California Business Structures Law Guide (Lawpress Corporation 2000). He is a member of the State Bar of California, the Partnerships and Limited Liability Companies Committee of the State Bar Business Law Section, and the Sacramento County Bar Association Business Law Section.

     Todd N. Tkachuk is a director of the Company. Since October of 1996, Mr. Tkachuk has been president, chief financial officer, and secretary of Peabodys Coffee, Inc., a company which owns and operates coffee kiosks, located in Rocklin, California. Prior to his involvement with Peabodys, Mr. Tkachuk served as president of Tony's Coffee Company, a Vancouver, Canada-based specialty coffee company. From 1987 to 1991, Mr. Tkachuk served as president and CEO of Skytech Data Supply, a wholesale distributor of computer consumables and peripherals. Mr. Tkachuk holds a B.A. in Business Management from Western Washington University (1983).

     POTENTIAL CONFLICTS OF INTEREST

     William F. Webster, the Company's sole officer and a director, is currently the sole officer, director and shareholder of BW Acquisition, Inc., another blank check company of a similar nature and with a similar purpose as the Company. That company is currently seeking a target company similar to the type of target company sought by the Company. Because of the services provided to the Company by Mr. Tkachuk in locating a potential target company, it is anticipated that the search for a potential target by the Company will be significantly different from the search for a target by BW Acquisition. A conflict may arise, however, due to Mr. Webster's involvement in both companies. In addition, insofar as Mr. Webster and Mr. Tkachuk are engaged in other business activities, they may devote only a portion of their time to the Company's affairs.

     Mr. Webster is the principal of another company, Webster Law Firm. As such, demands may be placed on the time of Mr. Webster which will detract from the amount of time he is able to devote to the Company. Mr. Webster intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Webster would not attend to other matters prior to those of the Company. Mr. Webster estimates that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

     Mr. Tkachuk is the principal of another company, Peabodys Coffee, Inc. As such, demands may be placed on the time of Mr. Tkachuk which will detract from the amount of time he is able to devote to the Company. Mr. Tkachuk intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Tkachuk would not attend to other matters prior to those of the Company.

     The terms of a business combination may include such terms as Mr. Webster and/or Mr. Tkachuk remaining as a director and/or officer of the Company, and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Webster is a principal. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Webster and Kathy Tkachuk for the purchase or retirement of all or part of the common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Webster would directly benefit from such employment or payment. Such benefits may influence Mr. Webster's choice of a target company.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

     INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

     The Company's officer and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company. However, Mr. Webster, the sole officer and one of the directors of the Company, anticipates receiving benefits as a shareholder of the Company. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--CONFLICTS OF INTEREST".

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has issued a total of 2,000,000 shares of common stock to the following persons for a total of $5,000 in cash:

Name                          Number of Shares      Consideration
----                          ----------------      --------------

William F. Webster            1,000,000             Services to the Company
Kathy E. Tkachuk              1,000,000             $5,000 cash

     With respect to the sales made to Mr. Webster and Ms. Tkachuk, the Company relied upon Section 4(2) and Section 3(a)(11) of the Securities Act of 1933, as amended (the "Securities Act"). See "ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

ITEM 8. DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, no par value, of which there are 2,000,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the bylaws, copies of which are filed as exhibits to this registration statement.

     COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock are entitled to cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

     The sole holder of common stock has not entered into a lock-up agreement limiting the circumstances under which he may sell his shares in the Company.

     DIVIDENDS

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

     TRADING OF SECURITIES IN SECONDARY MARKET

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act for companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to file, and will file, reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act, and Rule 144 promulgated thereunder. The Company cannot assure, however, that Rule 144 will be available at any time for any shareholder's shares. The staff at SEC's Division of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. Further, the Section 4(1) exemption may not be available for promoters and affiliates of the Company since the SEC deems promoters and affiliates of a blank check company to be "underwriters" of the company.

     Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

     In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least: (i) net tangible assets of $4,000,000, or market capitalization of $50,000,000, or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders; and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least: (i) net tangible assets of $2,000,000, or market capitalization of $35,000,000, or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If,  after  a  business   combination,   the  Company  does  not  meet  the
qualifications for listing on the Nasdaq Small Cap Market, the Company may apply for quotation of its securities on the OTC Bulletin

Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

     To have its securities quoted on the OTC Bulletin Board a company must:

     (1) be a company which is required to file reports with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act, i.e. an Exchange Act "reporting company;"

     (2) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

     The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

     In general there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc., i.e. on the "pink sheets." It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

     BLUE SKY CONSIDERATIONS

     Many states have enacted statutes or rules that restrict or prohibit the sale of securities of "shell" companies to residents so long as they remain without specific business plans. To the extent the current sole shareholder of the Company, or subsequent purchaser from the shareholder, may reside in a state that restricts or prohibits resale of shares in a "shell" company, the shares may be "restricted" from resale as long as the company is a shell company. At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Company's directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate Form 8-K filings. The shareholders of the Company are residents of California, which restricts the qualification of nonissuer transactions in the securities of shell companies (10 CCR Section 260.140.137), but does not appear to restrict an otherwise exempt nonissuer transaction in such securities.

     In the event of a violation of state laws regarding resale of "shell" company shares, the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. The Company will examine any shareholder's resident state laws at the time of any proposed resale of shares to attempt to avoid any inadvertent breach of state laws.

     TRANSFER AGENT

     It is anticipated that Interwest Transfer Co., Inc., located in Salt Lake City, Utah, will act as transfer agent for the common stock of the Company.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (A) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

     (i) that a broker or dealer approve a person's account for transactions in penny stocks; and

     (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

     (i) obtain financial information and investment experience and objectives of the person; and

     (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

     (i) sets forth the basis on which the broker or dealer made the suitability determination; and

     (ii) sets forth that the broker or dealer has received a signed, written agreement from the investor prior to the transaction. Also, disclosure must be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

     Finally,   monthly   statements  must  be  sent  disclosing   recent  price
information for the penny stock held in the account and information on the limited market in penny stocks.

     (B) HOLDERS. There is one holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) and Section 3(a)(11) of the Securities Act of 1933, as amended. See "ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES."

     (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities which were not registered, as follows:

                                             Number of
Date               Name                      Shares            Consideration
----               ----                      ------            -------------
March 14, 2001     William F. Webster        1,000,000         Services rendered to the Company
March 14, 2001     Kathy E. Tkachuk          1,000,000         $5,000 cash

     With respect to the sales made to Mr. Webster and Ms. Tkachuk, the Company relied upon Sections 4(2) (for non-public offerings) and 3(a)(11) (for intrastate offerings) of the Securities Act of 1933, as amended. Mr. Webster and Ms. Tkachuk are sophisticated investors and have had access to the kind of information about the Company that a registration statement would disclose. The securities were offered, the offers were accepted, and the sales were consummated all within the State of California.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751 of the Nevada General Corporation Law allows a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Company's bylaws contain no provisions regarding indemnification of directors.

     Nevada law permits the corporation to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the corporation. The Company's bylaws contain no provisions regarding the advance of such funds.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

     FINANCIAL STATEMENTS. Set forth below are the audited financial statements for the Company for the period ended March 31, 2001. The following financial statements are attached to this report and filed as a part thereof.

                                   SHAVA, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          AUDITED FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2001

                                       AND

                        FOR THE PERIOD FROM MARCH 6, 2001

                     (FROM INCEPTION) THROUGH MARCH 31, 2001

                                   SHAVA, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          AUDITED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2001
                      AND FOR THE PERIOD FROM MARCH 6, 2001
                     (FROM INCEPTION) THROUGH MARCH 31, 2001


                                TABLE OF CONTENTS

                                                                Page No.
                                                                --------

          INDEPENDENT AUDITOR'S REPORT                               1

          BALANCE SHEET AS OF MARCH 31, 2001                         2

          STATEMENT OF OPERATIONS
            FOR THE PERIOD FROM MARCH 6, 2001
            (FROM INCEPTION) THROUGH MARCH 31, 2001                  3

          STATEMENT OF CASH FLOWS
            FOR THE PERIOD FROM MARCH 6, 2001
            (FROM INCEPTION) THROUGH MARCH 31, 2001                  4

          STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
            FOR THE PERIOD FROM MARCH 6, 2001
            (FROM INCEPTION) THROUGH MARCH 31, 2001                  5


          NOTES TO FINANCIAL STATEMENTS
            FOR THE PERIOD FROM MARCH 6, 2001
            (FROM INCEPTION) THROUGH MARCH 31, 2001                6-8

                                LARRY LEGEL, CPA

                            Practice Concentrating in
                             Taxation and Securities

                       5100 N. Federal Highway, Suite 409
                            Ft. Lauderdale, FL 33308
                               (954) 493-8900 Tel.
                               (954) 493-8300 FAX
                           e-mail: LarryLegel@aol.com

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

Stockholder
SHAVA, INC.
1000 G Street, 2nd Floor
Sacramento, CA  95814

I have audited the accompanying balance sheet of SHAVA, INC. (A DEVELOPMENT STAGE ENTERPRISE) as of March 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from March 6, 2001 (from inception) through March 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, the financial position of SHAVA, INC. as of March 31, 2001, and the results of its operations and its cash flows from March 6, 2001 (from inception) through March 31, 2001, in conformity with generally accepted accounting principles.

Larry Legel
Certified Public Accountant

April 4, 2001
Ft Lauderdale, FL

                                   SHAVA, INC.
                                   -----------

                                  BALANCE SHEET
                                  -------------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                              AS OF MARCH 31, 2001
                              --------------------

          ASSETS
          ------

          CURRENT ASSETS
            Cash in Bank                                 $      3,278
                                                         ------------

          TOTAL CURRENT ASSETS                                  3,278
                                                         ------------

          FURNITURE & FIXTURES                                    -0-
                                                         ------------

          OTHER ASSETS
            Organizational costs                                  -0-
                                                         ------------

          TOTAL ASSETS                                   $      3,278
                                                         ============

          LIABILITIES AND STOCKHOLDER'S EQUITY
          ------------------------------------

          CURRENT LIABILITIES                                   $ -0-
                                                         ------------

          TOTAL LIABILITIES                                       -0-
                                                         ============

          STOCKHOLDER'S EQUITY
          Paid in capital                                       3,000
          Common stock, $0.001 par value,
           25,000,000 shares authorized;
            2,000,000 shares issued and outstanding             2,000
          Retained Earnings (Deficit) accumulated
           during development stage                            (1,722)
                                                         ------------

             TOTAL STOCKHOLDER'S EQUITY                         3,278
                                                         ------------

          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY     $      3,278
                                                         ============


              The accompanying notes are an integral part of these
                              financial statements

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF OPERATIONS
                             -----------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


          INCOME
          ------

          Income                                          $          0
                                                          ------------

          TOTAL INCOME                                    $          0
                                                          ------------

          EXPENSES
          --------

            Bank Charges                                  $         22
            Professional Services                                1,700
                                                          ------------

          TOTAL EXPENSES                                  $      1,722
                                                          ------------

          NET INCOME (LOSS)                               $     (1,722)
                                                          ============

          NET INCOME (LOSS) PER SHARE                     $       0.00
                                                          ------------

          Weighted average number of
          Common shares outstanding                          2,000,000
                                                          ------------


              The accompanying notes are an integral part of these
                              financial statements

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS
                             -----------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


          CASH FLOWS FROM OPERATING ACTIVITIES:
            Cash disbursed for operating activities      $      1,722
            Net cash flow provided by (used in)
              operating activities                             (1,722)
                                                         ------------

          CASH FLOWS FROM INVESTING ACTIVITIES:                     0
                                                         ------------

          CASH FLOWS FROM FINANCING ACTIVITIES:
            Proceeds from issuance of stock                     2,000
            Proceeds from paid in capital                       3,000
                                                         ------------
            Net cash flow provided by financing
             activities                                         5,000
                                                         ------------

          NET INCREASE IN CASH                                  3,278
                                                         ------------

          BEGINNING OF PERIOD
            Cash and cash equivalents                               0
                                                         ------------

          END OF PERIOD
            Cash and cash equivalents                    $      3,278
                                                         ------------


              The accompanying notes are an integral part of these
                              financial statements

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                  --------------------------------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


                  COMMON STOCK
                  NO PAR VALUE
                  NO. OF                     PAID IN     RETAINED
                  SHARES        AMOUNT       CAPITAL     EARNINGS     TOTAL
                  ------        ------       -------     --------     -----
March 6, 2001
 initial
 issuance
 of shares         2,000,000    $   2,000    $   3,000                $   5,000

Net profit
 (loss) for
 period ended
 March 31, 2001                                             (1,722)      (1,722)

STOCKHOLDER'S
EQUITY
 March 31, 2001    2,000,000    $   2,000    $   3,000   $  (1,722)   $   3,278
                  ==========    =========    =========   =========    =========


                The accompany notes are an integral part of these
                              financial statements

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

SHAVA, INC. was incorporated under the laws of the State of Nevada on March 6, 2001. Since its inception, the Company has been in the development stage and has conducted no business. The Company's only activities to date have been the initial issuance of common stock and organizational efforts.

At the organization of the Company, 25,000,000 $0.001 par value, common shares were authorized and 2,000,000 shares have been issued.

The company adopted the provisions of the Financial Accounting Standards Board Statement Number 95 "Statement of Cash Flow".

CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of cash, bank deposits and temporary cash investments with a maturity of three months or less when purchased.

OTHER SECURITIES - Other securities consist of marketable securities stated at cost which approximates market.

INVENTORIES - Inventories are stated at lower of cost or market, with cost generally determined on a first-in, first-out basis.

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


OTHER ASSETS - Other assets include goodwill, patents, other intangibles and other noncurrent assets. Goodwill is generally amortized on a straight-line basis over 10 years. Other items are amortized on a straight-line basis over their estimated economic lives.

USE OF ESTIMATES - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Depreciation of property, plant and equipment is generally computed on a straight-line basis over the estimated useful lives of these assets. Furniture and equipment are recorded at cost and depreciated over five to seven years.

FAIR VALUE OF FINANCIAL STATEMENTS - The Company's financial instruments consist principally of cash, cash equivalents, accounts receivable and notes receivable, accounts payable, accrued expenses, and notes payable. The carrying amounts of such financial instruments as reflected in the balance sheets approximate their estimated fair value as of March 31, 2001. The estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

                                   SHAVA, INC.
                                   -----------

                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                        FOR THE PERIOD FROM MARCH 6, 2001
                        ---------------------------------

                     (FROM INCEPTION) THROUGH MARCH 31, 2001
                     ---------------------------------------


REVENUE RECOGNITION - Revenue from product sales is recognized at the time the sale is made on an accrual basis.

INCOME TAXES AND OTHER MATTERS - The year-end of the Company is December 31st for both book and tax purposes. There is no deferred tax.

RELATED PARTY TRANSACTIONS - The Company's President, Director, Chief Financial Officer and Secretary, is also a shareholder.

The Company currently uses the offices of its President/shareholder, officer and director as its principal place of business at no cost to the Company.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT   DESCRIPTION

3.1       Articles of Incorporation

3.2       Bylaws

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SHAVA, INC.,
                                        A Nevada Corporation

                                        By: _______________/S/______________
                                            William F. Webster, President

                                        Date:  April 16, 2001


                                       22